INVEST IN **NORTH SHORE ADVENTURES LLC**

North of Boston's Foremost Adventure Kayak/SUP Tour, and Rental Company.



northshoreadventure.com Rockport, MA

Highlights

1. Listed in NE Explorers Top Destinations and Things To-do in Rockport MA
2. In just the first two years of our new operation we have expanded from 25 to 100+ kayaks and SUPs
3. Since we purchased the operation in 2022 we have increased profitability per customer 2X
4. Featured in North Shore Magazine, Gloucester Daily Times, and CBS show, New England Living in '23/24
5. Since acquiring the business we have doubled our tour offerings in just one year.
6. We have doubled our organized group customers (schools, camps, colleges, corporate) in 1 year
7. Near perfect 5 star reviews across the board, Yelp, Google, and Tripadvisor!
8. Our team is led by a teacher, environmentalist, scientist and enthusiastic adventure entrepreneur

Our Team



Clayton Kern Owner and Lead Adventurer

Leaving the comfortable and crazy world of a school teacher, and fisheries scientist for the world of small business owner and adventure entrepreneur.



Jennifer Kern LLC Partner and Trusted Business Advisor

One stop Adventure shop on Boston's North Shore



After teaching and working as a marine scientist for most of my career I decided it was time for a change. The owner of North Shore Kayak (started in 1998) was ready to retire and the business was in dire need of new energy and restructuring after the crush of the Pandemic.



That's when I stepped in with a vision; to continue the 24 year old successful kayaking tour/rental company AND expand the mission. We formed a new LLC to focus on our belief that outdoor adventures should not just be for the privileged few who are already adventurous, trained, and have enough money to buy their own gear, but accessible for all. Whether you are a complete novice or do not want to invest thousands of dollars on equipment they may only use a few times a year.



In our first two years of operation, we expanded the business beyond Essex County kayaking by adding courses in foraging, wilderness camping, survival courses, overnight survival experiences. Our rental program now includes camping and fishing gear, cruiser bikes and E-bikes.

After spending the majority of revenue from the first two years on equipment, inventory, and rent, we realized it's time to stop paying rent and buy our first property.



Our current rented storefront is crammed front to back with 430 Sq. Ft. of

adventure footwear, kayaking gear, camping equipment, and survival gear. This was fine in the short-term but to truly reach our full income potential and reach our mission of making outdoor adventures accessible, we need more room.

There is storefront property available that could quadruple our square footage, includes four parking spots and contains a possible living unit on the second. This could provide new sources of revenue by renting excess retail space, parking spaces, and potentially an overnight vacation rental on the second floor. This would be in addition to the added revenue of having a larger retail space, with more inventory, customer bathrooms, and more secure location in the face of rising sea levels.

Our end goal is to offer tourists and locals easy access to all of the wonderful outdoor activities one can do on Cape Ann, fishing, climbing, hiking, biking, snorkeling, sailing, and of course, kayaking.


5 Year Business Plan
First 2 years
-Learn the business
-Expand operations and territory
-New kayaks +New Inventory
-Hire and train new staff
-Better Marketing+ Outreach
3-4 years
-Acquire Property
-Reduce expenses
-Continue Marketing expansion
-Continue expanding operations and territory
4-5 years
-Streamline operations
-Increase revenue streams
-Expand operational season

Expected Growth Projections

15% YOY

- Increased outreach/marketing
- More exposure
- New kayak tours
- Increased merchandise sales
- New rental opportunities

2024: $164,277
2025: $188,919
2026: $217,256

* Forward looking projections can not be guaranteed

Payback Projections

Based on Expected Growth Projections

	PAYOUT	TARGET
EARLY BIRD INVESTOR	1.65X	4.75 YEARS
GENERAL INVESTOR	1.5X	4.5 YEARS

* Forward looking projections can not be guaranteed

We need a new forever home!

Current rental space is
1. Too small with barely room to carry the inventory our customers ask for
2. Extremely vulnerable to sea level rise/catastrophic flooding



2018 2022 2024

3. Expensive, it's the second most significant portion of our expenses every year

Solution:

We have another property in mind, but we need your help raising the capitol.
It's 4 X larger, has better tourist exposure, more parking,
and more protection from the ocean.

We think raising money through Wefunder (instead of a traditional bank) is a win-win and here's why:

1. You earn a return instead of the banks
2. You help us, we help you!
3. You get some sweet perks like free kayaking, and other fun things
4. You can rest assured knowing your investment is helping the world, through environmentally friendly healthy outdoor adventure!

Downloads

North Shore Adventure Revenue Share Projections.pdf